UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number: 1-14201

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, AND SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

SEMPRA ENERGY 488 8th Avenue San Diego, California 92101

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy
Savings Plan
Employer ID No: 33-0732627
Plan Number: 002
Financial Statements as of December 31, 2019 and 2018, and for the Year Ended December 31, 2019, Supplemental Schedule as of December 31, 2019, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Sempra Energy Savings Plan
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2020

We have served as the auditor of the Plan since 1998.

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SEMPRA ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018
(Dollars in thousands)

	December 31,	December 31,
	2019	2018
ASSETS
INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	$356,500	$316,846

RECEIVABLES:
Notes receivable from participants	2,817	3,485
Dividends receivable	491	544

Total receivables	3,308	4,029

TOTAL ASSETS	359,808	320,875

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$359,808	$320,875

See Notes to Financial Statements.

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SEMPRA ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019
(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Sempra Energy Savings Master Trust
investment gain	$79,280

Contributions:
Employer, net of forfeitures	3,970
Participant	13,280
Participant rollovers	5,566

Total contributions	22,816

Interest income on notes receivable from participants	157

Total additions	102,253

DEDUCTIONS:
Distributions to participants or their beneficiaries	55,107
Administrative expenses	56

Total deductions	55,163

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	47,090

PLAN TRANSFERS:
Transfers from plans of related entities	8,451
Transfers to plans of related entities	(16,608)

Net plan transfers	(8,157)

NET INCREASE IN NET ASSETS	38,933

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	320,875

End of year	$359,808

See Notes to Financial Statements.
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SEMPRA ENERGY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

1. PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. All employees, both full-time or part-time, are eligible to participate immediately in the Plan after their date of hire. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in Sempra Energy common stock through the Stock Investment Fund (Sempra Energy Common Stock Fund), which is invested solely in Sempra Energy common stock, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. On January 1, 2019, the Plan was amended to allow eligible participants to make designated after-tax Roth contributions and rollovers to the Plan, as well as to permit in-Plan Roth conversions. The Internal Revenue Code (IRC) limited total individual pretax contributions to $19,000 for 2019. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $56,000 for 2019. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2019.

The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2019 was the T. Rowe Price Retirement Active Trust option that most closely aligned with the employee’s expected retirement at age 65.
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Employer Non-Elective Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Employer’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Participants are allowed to redirect up to 100% of the shares in their Employer matching account into any of the Plan’s designated investments.
Vesting — Participant contributions are fully vested at all times. Vesting of the Employer’s matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Employer’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 4). Employees elect to have their contributions invested in increments of 1% in various investment options. Available investment options as of December 31, 2019 included:
•Sempra Energy common stock through the Sempra Energy Common Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, State Street Global Advisors (SSGA), and The Vanguard Group, Inc.;
•Custom investment funds; and
•A broad range of funds through a brokerage account, Schwab Personal Choice Retirement Account (SPCRA). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. The SPCRA allows participants to invest in any listed fund or security except Sempra Energy common stock.
Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and are invested in two or more underlying funds that invest in publicly traded securities. The Sempra Energy Savings Plan Fiduciary Committee makes the decisions about selecting, monitoring, and allocating assets between the investment managers and underlying funds within each custom investment fund. The custom investment funds and their underlying investments are as follows:

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•The International Equity Fund is a multi-manager structure with a target allocation of:

Target Allocation %
Fidelity Institutional Asset Management (FIAM) Select International Equity Fund	61%
FIAM Select Emerging Market Equity Commingled Pool	20%
FIAM Select International Small Cap Commingled Pool	14%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure that includes a 95% target allocation in the T. Rowe Price Institutional Small-Cap Stock Fund and a 5% target allocation in the State Street Russell Small/Mid Cap Index Non-Lending Series Fund.
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
Payment of Dividends — Active participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Energy Common Stock Fund or reinvest those dividends in the Sempra Energy Common Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Energy Common Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or in Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.
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Related Party and Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
At December 31, 2019 and 2018, the Plan held, through the Master Trust, 507,035 shares and 617,194 shares, respectively, of Sempra Energy common stock with a cost basis of $32,184,000 and $36,102,000, respectively. For shares of Sempra Energy common stock held during the year ended December 31, 2019, the Plan recorded related dividend income of $2,071,000, which is included in Net investment gain in the Statement of Changes in Net Assets Available for Benefits.
Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Energy Common Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Energy Common Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Energy Common Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Energy Common Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Energy Common Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra Energy common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At both December 31, 2019 and 2018, interest rates on participant loans ranged from 4.25% to 9.25%, and participant loans outstanding at December 31, 2019 had maturity dates through September 2034.
Forfeited Accounts — Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2019 and 2018, forfeited non-vested accounts totaled $8,000 and $13,000, respectively. In 2019, Employer contributions were reduced by $19,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option and the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;
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•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments as listed in Note 1. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Master Trust’s investments are reported at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 5 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Investment income consists of net appreciation (depreciation) in the fair value of investments, dividend income and interest income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2019 or 2018.
Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid principal balance and interest due to the Plan is treated as a deemed distribution to the participant. Such distributions are reported as a taxable distribution to the participant but remain part of the participant’s account balance until a distributable event occurs.
Administrative Expenses — Each participant is charged a flat, monthly recordkeeping fee, which the Company pays for each participant during their first 23 months of employment. After 23 months of employment, the flat, monthly recordkeeping fee is charged to participants and deducted from participants’ investment earnings. Additionally, all investment fees and, when applicable, loan initiation, short-term trading and redemption fees are deducted from participants’ investment earnings.
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Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
New Accounting Pronouncement — Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: ASU 2018-13 adds, removes and modifies certain disclosure requirements related to fair value measurements in Accounting Standards Codification 820. The update is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Plan adopted ASU 2018-13 on December 31, 2019 and the Company has updated its financial statement disclosures accordingly.
Subsequent Events — Plan management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of Plan management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation (see Note 7).

3. TAX STATUS
The IRS has determined and informed the Company by a letter dated June 10, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2016.

4. INTEREST IN THE MASTER TRUST
The Plan’s investments are held in a trust account at TRP and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.
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The net assets available for plan benefits of the Master Trust at December 31, 2019 and 2018 are summarized as follows (dollars in thousands):

	December 31, 2019
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,302,256	$76,806
Mutual funds	448,825	39,284
Stable value fund	230,330	16,759
Common/collective trusts	2,283,356	223,651

Master Trust investments	4,264,767	356,500

Plus:
Cash	96	—
Notes receivable from participants	84,258	2,817
Dividends receivable	8,319	491

Net assets available for plan benefits	$4,357,440	$359,808

	December 31, 2018
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,028,031	$66,774
Mutual funds	349,869	33,213
Stable value fund	219,353	17,412
Common/collective trusts	1,851,887	199,447

Master Trust investments	3,449,140	316,846

Plus:
Cash	74	—
Notes receivable from participants	80,076	3,485
Dividends receivable	7,645	544

Net assets available for plan benefits	$3,536,935	$320,875

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Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2019, is as follows (dollars in thousands):

Year Ended December 31, 2019
Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$394,710
Mutual funds	83,293
Stable value fund	(6)
Common/collective trusts	454,339

Net appreciation in fair value of investments	$932,336

Dividend income	$44,653

5. FAIR VALUE MEASUREMENTS
The Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
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The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018 (dollars in thousands):

	December 31,	December 31,
	2019	2018
Level 1 investments:
Sempra Energy common stock	$1,302,256	$1,028,031
Mutual funds	448,825	349,869

Total Level 1 investments	1,751,081	1,377,900

Investments measured at NAV*:
Stable value fund	230,330	219,353
Common/collective trusts	2,283,356	1,851,887

Total Master Trust investments	$4,264,767	$3,449,140
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2019 or 2018.
There were no transfers into or out of Level 3 or purchases or issues of Level 3 assets and liabilities for the Plan or Master Trust during the periods presented.
The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.
Stable Value Fund — The Plan uses the NAV as a practical expedient to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 6). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.
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Common/Collective Trusts — The Plan uses the NAV as a practical expedient to determine the fair value of participation units held in common/collective trusts, other than stable value funds, reported by the trust managers as of the reporting date, for which the NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement. These trusts have no unfunded commitments, allow daily redemption, and have no other redemption restrictions.
The methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

6. STABLE VALUE FUND
Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay benefits for its retirement plan investors.
The beneficial interest of each participant investing in the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Dividends to the Fund’s unit-holder accounts are declared daily and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
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7. SUBSEQUENT EVENTS
In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan’s net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak.
        On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into law. Certain provisions of the CARES Act waive required minimum distributions paid or to be paid in calendar year 2020.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 was signed into law. Applicable provisions of the SECURE Act, effective January 1, 2020, include:

•Changing the required minimum distribution age to 72 years for participants who have not reached 70-1/2 years as of December 31, 2019; and
•For participant deaths after December 31, 2019, requiring most non-spouse beneficiaries to take full distribution of the participant’s account within 10 years of the participant’s death.
Plan management is evaluating the impact of the CARES Act and the SECURE Act on the Plan, but does not expect it to be material.

******
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SUPPLEMENTAL SCHEDULE

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SEMPRA ENERGY SAVINGS PLAN
Employer ID No: 33-0732627
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities through September 2034	**
$2,817,465

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

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San Diego Gas & Electric
Company Savings Plan
Employer ID No: 95-1184800
Plan Number: 001
Financial Statements as of December 31, 2019 and 2018, and for the Year Ended December 31, 2019, Supplemental Schedule as of December 31, 2019, and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
San Diego Gas & Electric Company Savings Plan
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2020

We have served as the Plan’s auditor since at least 1980; however, an earlier year could not be reliably determined.
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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018
(Dollars in thousands)

	December 31,	December 31,
	2019	2018
ASSETS
CASH AND CASH EQUIVALENTS	$78	$26

INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	1,626,347	1,318,479

RECEIVABLES:
Notes receivable from participants	28,000	27,536
Dividends receivable	3,126	2,908

Total receivables	31,126	30,444

TOTAL ASSETS	1,657,551	1,348,949

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$1,657,551	$1,348,949

See Notes to Financial Statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019
(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Sempra Energy Savings Master Trust
investment gain	$378,510

Contributions:
Employer, net of forfeitures	14,836
Participant	65,920
Participant rollovers	2,772

Total contributions	83,528

Interest income on notes receivable from participants	1,433

Total additions	463,471

DEDUCTIONS:
Distributions to participants or their beneficiaries	159,058
Administrative expenses	238

Total deductions	159,296

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	304,175

PLAN TRANSFERS:
Transfers from plans of related entities	12,733
Transfers to plans of related entities	(8,306)

Net plan transfers	4,427

NET INCREASE IN NET ASSETS	308,602

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,348,949

End of year	$1,657,551

See Notes to Financial Statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

1. PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. All employees, both full-time or part-time, are eligible to participate immediately in the Plan after their date of hire. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, through the Stock Investment Fund (Sempra Energy Common Stock Fund), which is invested solely in Sempra Energy common stock, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. On January 1, 2019, the Plan was amended to allow eligible participants to make designated after-tax Roth contributions and rollovers to the Plan, as well as to permit in-Plan Roth conversions. The Internal Revenue Code (IRC) limited total individual pretax contributions to $19,000 for 2019. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $56,000 for 2019. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2019.
The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2019 was the T. Rowe Price Retirement Active Trust option that most closely aligned with the employee’s expected retirement at age 65.
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Employer Non-Elective Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Employer’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Participants are allowed to redirect up to 100% of the shares in their Employer matching account into any of the Plan’s designated investments.
Vesting — Participant contributions are fully vested at all times. Vesting of the Employer’s matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Employer’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 4). Employees elect to have their contributions invested in increments of 1% in various investment options. Available investment options as of December 31, 2019 included:
•Sempra Energy common stock through the Sempra Energy Common Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, State Street Global Advisors (SSGA), and The Vanguard Group, Inc.;
•Custom investment funds; and
•A broad range of funds through a brokerage account, Schwab Personal Choice Retirement Account (SPCRA). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. The SPCRA allows participants to invest in any listed fund or security except Sempra Energy common stock.
Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and are invested in two or more underlying funds that invest in publicly traded securities. The Sempra Energy Savings Plan Fiduciary Committee makes the decisions about selecting, monitoring, and allocating assets between the investment managers and underlying funds within each custom investment fund. The custom investment funds and their underlying investments are as follows:

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•The International Equity Fund is a multi-manager structure with a target allocation of:

Target Allocation %
Fidelity Institutional Asset Management (FIAM) Select International Equity Fund	61%
FIAM Select Emerging Market Equity Commingled Pool	20%
FIAM Select International Small Cap Commingled Pool	14%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure that includes a 95% target allocation in the T. Rowe Price Institutional Small-Cap Stock Fund and a 5% target allocation in the State Street Russell Small/Mid Cap Index Non-Lending Series Fund.
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
Payment of Dividends — Active participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Energy Common Stock Fund or reinvest those dividends in the Sempra Energy Common Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Energy Common Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or in Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.
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Related Party and Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
At December 31, 2019 and 2018, the Plan held, through the Master Trust, 3,229,694 shares and 3,574,960 shares, respectively, of Sempra Energy common stock with a cost basis of $207,780,000 and $211,976,000, respectively. For shares of Sempra Energy common stock held during the year ended December 31, 2019, the Plan recorded related dividend income of $13,022,000, which is included in Net investment gain in the Statement of Changes in Net Assets Available for Benefits.
Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Energy Common Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Energy Common Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Energy Common Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Energy Common Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Energy Common Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra Energy common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At both December 31, 2019 and 2018, interest rates on participant loans ranged from 4.25% to 9.25%, and participant loans outstanding at December 31, 2019 had maturity dates through December 2034.
Forfeited Accounts — Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2019 and 2018, forfeited non-vested accounts totaled $12,000 and $13,000, respectively. In 2019, Employer contributions were reduced by $37,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option and the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;
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•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments as listed in Note 1. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Master Trust’s investments are reported at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 5 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Investment income consists of net appreciation (depreciation) in the fair value of investments, dividend income and interest income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2019 or 2018.
Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid principal balance and interest due to the Plan is treated as a deemed distribution to the participant. Such distributions are reported as a taxable distribution to the participant but remain part of the participant’s account balance until a distributable event occurs.
Administrative Expenses — Each participant is charged a flat, monthly recordkeeping fee, which the Company pays for each participant during their first 23 months of employment. After 23 months of employment, the flat, monthly recordkeeping fee is charged to participants and deducted from participants’ investment earnings. Additionally, all investment fees and, when applicable, loan initiation, short-term trading and redemption fees are deducted from participants’ investment earnings.
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Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
New Accounting Pronouncement — Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: ASU 2018-13 adds, removes and modifies certain disclosure requirements related to fair value measurements in Accounting Standards Codification 820. The update is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Plan adopted ASU 2018-13 on December 31, 2019 and the Company has updated its financial statement disclosures accordingly.
Subsequent Events — Plan management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of Plan management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation (see Note 8).

3. TAX STATUS
The IRS has determined and informed the Company by a letter dated July 12, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2016.

4. INTEREST IN THE MASTER TRUST
The Plan’s investments are held in a trust account at TRP and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.
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The net assets available for plan benefits of the Master Trust at December 31, 2019 and 2018 are summarized as follows (dollars in thousands):

	December 31, 2019
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,302,256	$489,234
Mutual funds	448,825	191,546
Stable value fund	230,330	71,455
Common/collective trusts	2,283,356	874,112

Master Trust investments	4,264,767	1,626,347

Plus:
Cash	96	78
Notes receivable from participants	84,258	28,000
Dividends receivable	8,319	3,126

Net assets available for plan benefits	$4,357,440	$1,657,551

	December 31, 2018
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,028,031	$386,775
Mutual funds	349,869	153,302
Stable value fund	219,353	68,909
Common/collective trusts	1,851,887	709,493

Master Trust investments	3,449,140	1,318,479

Plus:
Cash	74	26
Notes receivable from participants	80,076	27,536
Dividends receivable	7,645	2,908

Net assets available for plan benefits	$3,536,935	$1,348,949

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Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2019, is as follows (dollars in thousands):

Year Ended December 31, 2019
Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$394,710
Mutual funds	83,293
Stable value fund	(6)
Common/collective trusts	454,339

Net appreciation in fair value of investments	$932,336

Dividend income	$44,653

5. FAIR VALUE MEASUREMENTS
The Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

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The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018 (dollars in thousands):

	December 31,	December 31,
	2019	2018
Level 1 investments:
Sempra Energy common stock	$1,302,256	$1,028,031
Mutual funds	448,825	349,869

Total Level 1 investments	1,751,081	1,377,900

Investments measured at NAV*:
Stable value fund	230,330	219,353
Common/collective trusts	2,283,356	1,851,887

Total Master Trust investments	$4,264,767	$3,449,140
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2019 or 2018.
There were no transfers into or out of Level 3 or purchases or issues of Level 3 assets and liabilities for the Plan or Master Trust during the periods presented.
The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.
Stable Value Fund — The Plan uses the NAV as a practical expedient to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 6). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.
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Common/Collective Trusts — The Plan uses the NAV as a practical expedient to determine the fair value of participation units held in common/collective trusts, other than stable value funds, reported by the trust managers as of the reporting date, for which the NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement. These trusts have no unfunded commitments, allow daily redemption, and have no other redemption restrictions.
The methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

6. STABLE VALUE FUND
Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay benefits for its retirement plan investors.
The beneficial interest of each participant investing in the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Dividends to the Fund’s unit-holder accounts are declared daily and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

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7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits at December 31, 2019 and 2018 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

	December 31,	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$1,657,551	$1,348,949
Delinquent notes receivable in the financial statements reported as deemed distributions of participant loans in the Form 5500	(366)	—
Net assets available for benefits per the Form 5500	$1,657,185	$1,348,949

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2019 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

Net increase in net assets per the financial statements	$308,602
Deemed distributions of participant loans reported in the Form 5500	(366)
Net increase in net assets per the Form 5500	$308,236

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8. SUBSEQUENT EVENTS
In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan’s net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into law. Certain provisions of the CARES Act waive required minimum distributions paid or to be paid in calendar year 2020.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 was signed into law. Applicable provisions of the SECURE Act, effective January 1, 2020, include:
•Changing the required minimum distribution age to 72 years for participants who have not reached 70-1/2 years as of December 31, 2019; and
•For participant deaths after December 31, 2019, requiring most non-spouse beneficiaries to take full distribution of the participant’s account within 10 years of the participant’s death.
Plan management is evaluating the impact of the CARES Act and the SECURE Act on the Plan, but does not expect it to be material.

******
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SUPPLEMENTAL SCHEDULE

16

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
Employer ID No: 95-1184800
Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities through December 2034	**
$27,633,409

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

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Southern California Gas
Company Retirement
Savings Plan
Employer ID No: 95-1240705
Plan Number: 002
Financial Statements as of December 31, 2019 and 2018, and for the Year Ended December 31, 2019, Supplemental Schedule as of December 31, 2019, and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Southern California Gas Company Retirement Savings Plan
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2020

We have served as the Plan’s auditor since at least 1980; however, an earlier year could not be reliably determined.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018
(Dollars in thousands)

	December 31,	December 31,
	2019	2018
ASSETS
CASH AND CASH EQUIVALENTS	$18	$48

INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	2,281,920	1,813,815

RECEIVABLES:
Notes receivable from participants	53,441	49,055
Dividends receivable	4,702	4,193

Total receivables	58,143	53,248

TOTAL ASSETS	2,340,081	1,867,111

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$2,340,081	$1,867,111

See Notes to Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019
(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Sempra Energy Savings Master Trust
investment gain	$519,199

Contributions:
Employer, net of forfeitures	23,519
Participant	98,239
Participant rollovers	3,761

Total contributions	125,519

Interest income on notes receivable from participants	2,689

Total additions	647,407

DEDUCTIONS:
Distributions to participants or their beneficiaries	177,710
Administrative expenses	457

Total deductions	178,167

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	469,240

PLAN TRANSFERS:
Transfers from plans of related entities	9,177
Transfers to plans of related entities	(5,447)

Net plan transfers	3,730

NET INCREASE IN NET ASSETS	472,970

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,867,111

End of year	$2,340,081

See Notes to Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

1. PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. All employees, both full-time or part-time, are eligible to participate immediately in the Plan after their date of hire. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, through the Stock Investment Fund (Sempra Energy Common Stock Fund), which is invested solely in Sempra Energy common stock, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. On January 1, 2019, the Plan was amended to allow eligible participants to make designated after-tax Roth contributions and rollovers to the Plan, as well as to permit in-Plan Roth conversions. The Internal Revenue Code (IRC) limited total individual pretax contributions to $19,000 for 2019. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $56,000 for 2019. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2019.
The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2019 was the T. Rowe Price Retirement Active Trust option that most closely aligned with the employee’s expected retirement at age 65.

Employer Non-Elective Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Employer’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Participants are allowed to redirect up to 100% of the shares in their Employer matching account into any of the Plan’s designated investments.
Vesting — Participant contributions are fully vested at all times. Vesting of the Employer’s matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Employer’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 4). Employees elect to have their contributions invested in increments of 1% in various investment options. Available investment options as of December 31, 2019 included:
•Sempra Energy common stock through the Sempra Energy Common Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, State Street Global Advisors (SSGA), and The Vanguard Group, Inc.;
•Custom investment funds; and
•A broad range of funds through a brokerage account, Schwab Personal Choice Retirement Account (SPCRA). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. The SPCRA allows participants to invest in any listed fund or security except Sempra Energy common stock.
Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and are invested in two or more underlying funds that invest in publicly traded securities. The Sempra Energy Savings Plan Fiduciary Committee makes the decisions about selecting, monitoring, and allocating assets between the investment managers and underlying funds within each custom investment fund. The custom investment funds and their underlying investments are as follows:

•The International Equity Fund is a multi-manager structure with a target allocation of:

Target Allocation %
Fidelity Institutional Asset Management (FIAM) Select International Equity Fund	61%
FIAM Select Emerging Market Equity Commingled Pool	20%
FIAM Select International Small Cap Commingled Pool	14%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure that includes a 95% target allocation in the T. Rowe Price Institutional Small-Cap Stock Fund and a 5% target allocation in the State Street Russell Small/Mid Cap Index Non-Lending Series Fund.
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
Payment of Dividends — Active participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Energy Common Stock Fund or reinvest those dividends in the Sempra Energy Common Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Energy Common Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or in Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party and Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
At December 31, 2019 and 2018, the Plan held, through the Master Trust, 4,860,155 shares and 5,309,934 shares, respectively, of Sempra Energy common stock with a cost basis of $314,207,000 and $319,469,000, respectively. For shares of Sempra Energy common stock held during the year ended December 31, 2019, the Plan recorded related dividend income of $19,337,000, which is included in Net investment gain in the Statement of Changes in Net Assets Available for Benefits.
Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Energy Common Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Energy Common Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Energy Common Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Energy Common Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Energy Common Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra Energy common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At both December 31, 2019 and 2018, interest rates on participant loans ranged from 4.25% to 9.25%, and participant loans outstanding at December 31, 2019 had maturity dates through January 2034.
Forfeited Accounts — Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2019 and 2018, forfeited non-vested accounts totaled $6,000 and $8,000, respectively. In 2019, Employer contributions were reduced by $20,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option and the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;

•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments as listed in Note 1. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Master Trust’s investments are reported at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 5 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Investment income consists of net appreciation (depreciation) in the fair value of investments, dividend income and interest income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2019 or 2018.
Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid principal balance and interest due to the Plan is treated as a deemed distribution to the participant. Such distributions are reported as a taxable distribution to the participant but remain part of the participant’s account balance until a distributable event occurs.
Administrative Expenses — Each participant is charged a flat, monthly recordkeeping fee, which the Company pays for each participant during their first 23 months of employment. After 23 months of employment, the flat, monthly recordkeeping fee is charged to participants and deducted from participants’ investment earnings. Additionally, all investment fees and, when applicable, loan initiation, short-term trading and redemption fees are deducted from participants’ investment earnings.

Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
New Accounting Pronouncement — Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: ASU 2018-13 adds, removes and modifies certain disclosure requirements related to fair value measurements in Accounting Standards Codification 820. The update is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Plan adopted ASU 2018-13 on December 31, 2019 and the Company has updated its financial statement disclosures accordingly.
Subsequent Events — Plan management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of Plan management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation (see Note 8).

3. TAX STATUS
The IRS has determined and informed the Company by a letter dated August 7, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2016.

4. INTEREST IN THE MASTER TRUST
The Plan’s investments are held in a trust account at TRP and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.

The net assets available for plan benefits of the Master Trust at December 31, 2019 and 2018 are summarized as follows (dollars in thousands):

	December 31, 2019
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,302,256	$736,216
Mutual funds	448,825	217,995
Stable value fund	230,330	142,116
Common/collective trusts	2,283,356	1,185,593

Master Trust investments	4,264,767	2,281,920

Plus:
Cash	96	18
Notes receivable from participants	84,258	53,441
Dividends receivable	8,319	4,702

Net assets available for plan benefits	$4,357,440	$2,340,081

	December 31, 2018
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,028,031	$574,482
Mutual funds	349,869	163,354
Stable value fund	219,353	133,032
Common/collective trusts	1,851,887	942,947

Master Trust investments	3,449,140	1,813,815

Plus:
Cash	74	48
Notes receivable from participants	80,076	49,055
Dividends receivable	7,645	4,193

Net assets available for plan benefits	$3,536,935	$1,867,111

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2019, is as follows (dollars in thousands):

Year Ended December 31, 2019
Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$394,710
Mutual funds	83,293
Stable value fund	(6)
Common/collective trusts	454,339

Net appreciation in fair value of investments	$932,336

Dividend income	$44,653

5. FAIR VALUE MEASUREMENTS
The Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018 (dollars in thousands):

	December 31,	December 31,
	2019	2018
Level 1 investments:
Sempra Energy common stock	$1,302,256	$1,028,031
Mutual funds	448,825	349,869

Total Level 1 investments	1,751,081	1,377,900

Investments measured at NAV*:
Stable value fund	230,330	219,353
Common/collective trusts	2,283,356	1,851,887

Total Master Trust investments	$4,264,767	$3,449,140
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2019 or 2018.
There were no transfers into or out of Level 3 or purchases or issues of Level 3 assets and liabilities for the Plan or Master Trust during the periods presented.
The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.
Stable Value Fund — The Plan uses the NAV as a practical expedient to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 6). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV as a practical expedient to determine the fair value of participation units held in common/collective trusts, other than stable value funds, reported by the trust managers as of the reporting date, for which the NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement. These trusts have no unfunded commitments, allow daily redemption, and have no other redemption restrictions.
The methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

6. STABLE VALUE FUND
Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay benefits for its retirement plan investors.
The beneficial interest of each participant investing in the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Dividends to the Fund’s unit-holder accounts are declared daily and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits at December 31, 2019 and 2018 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

	December 31,	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$2,340,081	$1,867,111
Delinquent notes receivable in the financial statements reported as deemed distributions of participant loans in the Form 5500	(1,231)	—
Net assets available for benefits per the Form 5500	$2,338,850	$1,867,111

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2019 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

Net increase in net assets per the financial statements	$472,970
Deemed distributions of participant loans reported in the Form 5500	(1,231)
Net increase in net assets per the Form 5500	$471,739

8. SUBSEQUENT EVENTS
In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan’s net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into law. Certain provisions of the CARES Act waive required minimum distributions paid or to be paid in calendar year 2020.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 was signed into law. Applicable provisions of the SECURE Act, effective January 1, 2020, include:
•Changing the required minimum distribution age to 72 years for participants who have not reached 70-1/2 years as of December 31, 2019; and
•For participant deaths after December 31, 2019, requiring most non-spouse beneficiaries to take full distribution of the participant’s account within 10 years of the participant’s death.
Plan management is evaluating the impact of the CARES Act and the SECURE Act on the Plan, but does not expect it to be material.

******

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
Employer ID No: 95-1240705
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities through January 2034	**
$52,209,367

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Benefits Committee of Sempra Energy have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 26, 2020	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 26, 2020	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 26, 2020	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra Energy